

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
Brian L. Knepp
Chief Financial Officer
Penns Woods Bancorp, Inc.
300 Market Street
Williamsport, PA 17703-0967

      Re: Penns Woods Bancorp, Inc.
              Forms 10-K for Fiscal Years Ended
              December 31, 2011 and December 31, 2012
              Filed March 14, 2012 and March 13, 2013
              File No. 000-17077

Dear Mr. Knepp:

We completed our review of your filings on March 25, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Mark S. Webb

                            Mark S. Webb
                            Legal Branch Chief

cc.   <u>Via E-mail</u>
       David Swartz
       Stevens & Lee, P.C.